25th March 2026

Board of Directors
Sturm, Ruger & Company, Inc.
1 Lacey Place

Southport, CT 06890

Attention: Board of Directors (“Board”)

Dear Board Members,

Beretta Holding S.A. (“Beretta Holding”) has long respected Sturm, Ruger & Company (“Ruger” or the “Company”) as one of the most important and enduring manufacturers in the American firearms industry. As we have repeatedly stated, our decision to acquire a meaningful ownership position in Ruger reflects that respect, our belief in the Company’s long-term prospects, its heritage, and the strength of its brand, as well as our desire to be strongly aligned with all stakeholders in helping the Company realize its full potential.

From the outset, Beretta Holding’s primary objective has been simple: to act as a constructive strategic partner and help reverse the decline in Ruger’s operational and share price performance. Our global distribution capabilities, operational expertise, and deep understanding of the firearms market create opportunities to enhance Ruger’s strategic positioning and long-term growth potential.

We do not consider Beretta Holding to be a direct competitor of Ruger within the U.S. market. The majority of our sales in the U.S. are focused on shotguns and related products, as well as ammunition and optics. While we also offer rifles and pistols, these categories represent a relatively minor portion of our U.S. business. Furthermore, within the rifle and pistol segments, our Group’s products are positioned differently from those offered by Ruger, and as such, we are not direct competitors in these areas.

Beretta Holding’s presence in the U.S. began over 50 years ago. Our commitment to the U.S. has only grown; we now have nine entities employing close to 700 people. Our substantial investment in the U.S. should make it self-evident that we are not a typical foreign investor as you are trying to describe us.

Since you have taken the opportunity to misrepresent our intentions for our strategic investment and distort our recent engagement, let us be clear – we are not seeking control of Ruger. Our strong desire and hope was, and remains, to enter into a strategic collaboration with the Company. When our confidential discussions reached an impasse around certain board-related matters – Board size, Board compensation, at a total cost of fairly over $2 million per year, we nominated a minority slate of director candidates to preserve our rights given the Company’s annual nomination deadline, a factor which is out of our control.

We are deeply disappointed by the disingenuous manner in which the Board and management have conducted themselves throughout the course of our engagement. You continue to falsely label Beretta Holding as a “direct competitor” seeking to conduct a “creeping takeover” in your private and public communications, despite our repeated assurances that we harbor no such intentions. Your strategy for engaging with us is transparent: continuously portray Beretta Holding as a threat in order to justify the defensive measures you have adopted to protect a value-destructive status quo and entrench the longest-standing incumbent directors. It is not Beretta Holding that poses a threat to Ruger shareholders — it is the Board's own refusal to engage constructively with a willing, proven and highly credible strategic partner. We are here to help.

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BERETTA HOLDING S.A.

Registered Office 9, Rue Sainte Zithe, L-2763 Luxembourg

R.C.S. Luxembourg B 224055

Our patience has run out. Since you have suspended further negotiations as of the Chairman’s March 16th letter, the only choice we have for seeking to increase our position and more strongly aligning our interests is to make a tender offer directly to Ruger shareholders. To that end, we are prepared to commence a tender offer for up to 20.05% of the outstanding shares that we do not already own at a purchase price of $44.80 per share, representing a significant premium of approximately 20% to the 60-day average price (VWAP). We expect that our tender offer would be subject to certain regulatory conditions, and we are confident in our ability to satisfy any such conditions.

The “poison pill” rights plan (the “Poison Pill”) the Board adopted on October 14, 2025 unduly obstructs Beretta Holding’s ability to consummate this all-cash premium partial tender offer. It is incumbent upon the Board, in accordance with its fiduciary duties to shareholders, to grant Beretta Holding an exemption to allow us to acquire beneficial ownership of up to 30% of the outstanding shares of the Company by way of this tender offer. Beretta Holding’s ownership at this level would not amount to de facto control; would not constitute a “creeping takeover”; and would not give Beretta Holding veto power.

The Company itself, has publicly stated that the Poison Pill is a “temporary measure” designed “to ensure that the Board remains in the best position to perform its fiduciary duties” and “to allow all stockholders to realize the long-term value of their investment by reducing the likelihood that Beretta Holding would gain control through open market accumulation or other coercive tactics without appropriately compensating the Company's stockholders.”

Our all-cash premium tender offer to shareholders would clearly not pose any of these purported threats. To the contrary, it solves for all of these concerns, while providing shareholders with an opportunity for liquidity at a premium. We believe your fiduciary duties compel you to grant us this exemption under the Poison Pill without delay. Beretta Holding will not proceed with the tender offer unless and until the Board grants this exemption and not doing so would make it clear that you are putting your own interests and self-preservation ahead of the best interests of your shareholders.

To reiterate, Beretta Holding is not seeking any type of control over Ruger. Our singular goal right now is to become a more significant shareholder and strategic partner with the proper incentive to help unlock additional value for the benefit of all shareholders.

We expect the Board to promptly act in accordance with its fiduciary duties and grant us this request without undue delay.

We look forward to your approval by no later than the close of business on 31st March 2026. We are prepared to come to New York, as previously discussed, to meet with you and your financial advisor to finalize the details.

Respectfully,

/s/ Robert Eckert

Beretta Holding S.A.

Robert Eckert

General Manager

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BERETTA HOLDING S.A.

Registered Office 9, Rue Sainte Zithe, L-2763 Luxembourg

R.C.S. Luxembourg B 224055